December 27, 2013

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara Ransom, Assistant Director
William H. Thompson, Accounting Branch Chief
Adam Phippen
Dean Brazier

Re:	CafePress Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 18, 2013

Definitive Proxy Statement

Filed March 19, 2013

Form 8-K Filed November 6, 2013

File No. 1-35468

Ladies and Gentlemen:

On behalf of CafePress Inc. (the “Company”), please find below the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings in the Staff’s letter dated December 18, 2013. The responses correspond to the headings and numbered comments in the letter from the Staff.

The Company confirms that where it has proposed additional disclosure below, it will include the proposed additional disclosure in its Form 10-K for the year ended December 31, 2013, its proxy statement to be filed in 2014, and/or its current reports on Form 8-K, as applicable. The Company further confirms that such additional disclosure will be included in its future filings, including interim filings, in compliance with applicable rules and regulations of the Securities Exchange Act of 1934, including Regulation S-K.

December 27, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

1.	Please discuss the sources and availability of your raw materials and include the names of principal suppliers. In this regard, we note your risk factors that discuss the risks associated with your ability to secure goods and/or raw materials. Given the reliance of your business strategy on access to blank products for customization and the sizeable relationship with a key supplier, a related discussion in Item 1 is appropriate. See Item 101(c)(1)(iii) of Regulation S-K.

Response: The Company supplementally notes that, in its ordinary course of business, it works with a wide range of suppliers with respect to its raw materials, primarily ink, and the base products it uses for the creation of its goods, the latter of which consists primarily of blank inventory for customization. The Company believes it has multiple sources for the various types of raw materials and blank inventory used in its business and therefore is not dependent on any single source supplier for either its raw materials or blank inventory. However, with respect to apparel inventory, the Company has regularly worked with two suppliers, Hanesbrands, Inc. and Sun Apparel. The Company does not have long-term supply agreements with either of these suppliers but instead works with them on a purchase order/invoice basis. In raw materials, the primary suppliers in the ordinary course are digital printing equipment manufacturers that supply ink. The Company works with a number of ink suppliers depending on the underlying digital printing process and base good for customization, and believes it also has multiple alternate suppliers for ink. The Company does not have a long-term supply agreement with any of its suppliers.

Proposed disclosure:

“We work with a wide range of suppliers which provide raw materials, primarily ink, and blank inventory for customization. We currently believe that we have multiple sources, and are therefore not dependent on a single source, for the various types of raw materials and blank inventory used in our business. We have historically worked with, and currently expect to continue to work with, two primary suppliers for apparel inventory, Hanesbrands, Inc. and Sun Apparel, and have access to additional and alternative apparel suppliers. With respect to raw materials, we work with a number of suppliers, primarily digital printing equipment manufacturers, for the inks used in our digital printing processes, and have access to multiple alternate suppliers for ink. We do not have long-term supply agreements with any of our suppliers.”

The Company also confirms that it will add disclosure in the Business section, including disclosure from the risk factors entitled “If we fail to manage our relationships with our suppliers, our business and prospects may suffer,” and “We may suffer losses if we are unable to efficiently manage our inventory risks”, to

December 27, 2013

provide more context to the description of its supplier relationships. Specifically, the Company proposes to add the following disclosure:

“We believe the successful management of our supplier relationships is a key aspect of our business. We source our blank products from domestic and foreign manufacturers and distributors. Our current suppliers may not continue to sell merchandise to us on terms acceptable to us, and we may be unable to establish new or extend current supplier relationships to ensure a steady supply of blank inventory in a timely and cost-efficient manner. Under some of our current supply agreements for blank inventory, we enjoy flexible policies for returning the unsold items to our suppliers. We also source raw materials, principally the inks used in many of our digital printing processes, from a variety of digital printing manufacturers. If we are unable to accurately predict demand for the products that we are committed to purchase, we will be responsible for covering the cost of the products that we are unable to sell.”

2.	Please provide a description of the durational periods related to the disclosed patents, trademarks, and licenses. You have disclosed various intellectual properties throughout Item 1. However, the disclosures concerning these properties do not include any indications about the properties’ durations. See Item 101(c)(1)(iv).

Response: The Company supplementally notes that its patents expire at various times between November 2025 and June 2031. In addition, in accordance with U.S. federal trademark law, the Company’s registered trademarks are registered for an initial period of 10 years, subject to subsequent 10-year renewal periods, and the Company currently intends to maintain the registration of its trademarks indefinitely. The Company also registers trademarks in dozens of international jurisdictions, and likewise plans to renew its trademark registrations indefinitely wherever it conducts business. The Company also files for periodic copyright registrations for all of its operational websites. In the ordinary course of its business, the Company enters into hundreds of license agreements with content partners for the license of published entertainment content and consumer brands. The Company is not dependent on any specific license agreement in the conduct of its business. The Company believes it has multiple sources for third-party technologies used in its business, and thus changing licensors would result in minimal disruption to its operations, if any. The Company’s standard content license agreement is typically for a term of three years, subject to termination in the event of an uncured material breach of either party, and renewable for one year terms thereafter. The Company’s third-party technology licenses are typically for a term of one to two years, with optional renewal clauses upon mutual agreement of the parties.

December 27, 2013

Proposed disclosure:

“Our patents expire at various times between November 2025 and June 2031. In addition, in accordance with U.S. federal trademark law, our registered trademarks are registered for an initial period of 10 years, subject to subsequent 10-year renewal periods. We currently intend to maintain the registration of our trademarks indefinitely. We also register trademarks in dozens of international jurisdictions and likewise plan to renew our trademark registrations indefinitely wherever we conduct business. We also file for periodic copyright registrations for all of our operational websites. In the ordinary course of our business, we enter into hundreds of license agreements with content partners for the license of published entertainment content and consumer brands. We are not dependent on any specific content license agreement in the conduct of our business. We also license various forms of third-party technologies in the provision of our e-commerce services. We believe we have multiple sources for third-party technologies used in our business, and if we were to change licensors for any reasons, it would result in minimal disruption to our operations, if any.

Our standard content license agreement is typically for a term of three years, subject to termination in the event of an uncured material breach of either party, and renewable for one year terms thereafter. Our third-party technology licenses are typically for a term of one to two years, with optional renewal clauses upon mutual agreement of the parties.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

3.	Please discuss any known trends or uncertainties related to continued growth in cost of net revenues and operating expenses. Annual growth in these amounts has matched or outpaced growth in net revenues for the last two years. As such, CafePress experienced a net loss for FYE 12/31/2012 (compared to net income for the previous two years) despite continued growth in net revenues. See Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company has reviewed the referenced discussion and supplementally confirms that it has disclosed the known trends and uncertainties as to which it had visibility at the time, including with respect to cost of net revenues and operating expenses and specifically regarding expected increases in sales and marketing, technology and development and general and administrative expense. Within sales and marketing expenses, the Company also noted in the 10-K for the year ended December 31, 2012 (the “2012 10-K”) that it expected customer acquisition costs to continue for the foreseeable future at rates similar to 2012.

December 27, 2013

The Company confirms that it will continue to evaluate carefully any known trends and uncertainties, including with respect to cost of net revenues and operating expenses. The Company further confirms that if it becomes aware of any such trend or uncertainty, it will include such disclosure under the appropriate caption in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s annual report on Form 10-K for the year ended December 31, 2013, with additional information as appropriate to provide meaningful disclosure and context.

Signatures, page 96

4.	We note that your most recent Form 10-Q filing identifies Monica Johnson as the principal financial and accounting officer but the Form 10-K does not. See General Instruction D(2)(A). In the future, please include the signature of your controller or principal accounting officer or update to reflect the combined capacity and please confirm that Ms. Johnson intended to sign the Form 10-K in her capacity as principal accounting officer.

Response: The Company confirms that Ms. Johnson intended to sign the Form 10-K in her dual capacity as principal financial officer and principal accounting officer. The Company further confirms that it will include the signature of both the principal financial officer and principal accounting officer (and will note if the individual is signing in a combined capacity).

Definitive Proxy Statement filed March, 19, 2013

Executive Compensation, page 17

Narrative to 2012 Summary Compensation Table, page 17

5.	Please include the material terms of each named executive officer’s (NEO) employment agreement or arrangement. We note your indication that “[w]ith regard to base salary, each named executive officer entered into an at-will employment agreement or offer letter with us at the time of his or her hire that provides for his or her initials base salary” but it is not clear whether the employment agreement addressed any additional compensation terms or if you and any NEO have any additional arrangements in place with respect to any element of compensation. See Item 402(o)(1) of Regulation S-K.

December 27, 2013

Response: The Company confirms that the material terms of each Named Executive Officer’s employment arrangement were disclosed in the Definitive Proxy Statement. Other than the provision of the standard benefits package, all terms of the original offer letters for the Named Executive Officers have been superseded, including base salaries, equity-based compensation, cash incentive compensation and change in control arrangements, the current terms of which were disclosed in the Definitive Proxy Statement and which will continue to be disclosed in future filings. The equity compensation is referenced under the caption “Narrative to 2012 Compensation Table,” with additional information regarding equity awards held by the Named Executive Officers set forth in the table entitled “2012 Outstanding Equity Awards at Fiscal Year-End.” The cash incentive plan is similarly referenced under the caption “Narrative to 2012 Compensation Table.” The change in control arrangements for the Named Executive Officers are described under the caption “Employment Agreements and Change in Control Arrangements.”

The Company proposes to include additional disclosure (noted in italics and brackets below and subject to updates for 2013) under the caption “Narrative to 2013 Compensation Table” to clarify that the offer letters do not address any additional material compensation terms and to more clearly reference the equity, cash incentive and change in control arrangements in which the Named Executive Officers participate.

Proposed disclosure:

“With regard to base salary, each named executive officer entered into an at-will employment agreement or offer letter with us at the time of his or her hire that provides for his or her initial base salary, and the Board reviews the base salaries annually. [All compensation terms in the offer letters other than standard employee benefits have since been superseded.] With regard to cash incentive compensation, our Board approved the 2013 cash bonus plan, under which senior management were eligible to receive cash awards upon achievement of certain financial goals. [For 2013, the financial goals for the named executive officers were based 60% on consolidated revenue and 40% on Adjusted EBITDA. Specifically, the named executive officers were eligible to receive a bonus in an amount equal to a percentage of their base salary if the financial goals were met (“% target”), up to a specified percentage of their base salary if the financial goals were exceeded, subject to a maximum (“% max”) as follows:

Bob Marino, Chief Executive Officer: 60% target, 90% max

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Monica Johnson, Chief Financial Officer: 50% target, 75% max

[Other NEOs (to be determined after fiscal year-end)]:     % target,     % max

In addition, the named executive officers have change in control agreements as described below under “Employment Agreements and Change in Control Arrangements.”] Finally, with regard to equity-based compensation, our compensation committee meets periodically to discuss and review the level of equity-based compensation, and to decide whether additional option grants are necessary. [In 2013, our named executive officers did not receive any equity awards. For additional information regarding equity awards held by the named executive officers, please see the table entitled “2013 Outstanding Equity Awards at Fiscal Year-End.”]

Form 8-K Filed November 6, 2013

Exhibit 99.1

6.	Reference is made to your disclosure of fourth quarter and fiscal year 2013 adjusted EBITDA and non-GAAP net income per diluted share. Please tell us your consideration of presenting, with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP and presenting reconciliations, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K or Item 100(a)(1)-(2) of Regulation G.

Response: The Company respectfully notes the Staff’s comment and confirms that in future public announcements, press releases and filings, where it presents non-GAAP information, including forward-looking non-GAAP measures such as adjusted EBITDA and non-GAAP net income per diluted share, it will provide, with equal or greater prominence, the most directly comparable GAAP financial measure and a reconciliation or other presentation of the differences between the GAAP and non-GAAP measure, where such information is available or can be provided without unreasonable effort. Although the Company currently anticipates that it should be able to provide such information, to the extent a reconciliation cannot be provided or the most directly comparable GAAP measure is not accessible without unreasonable effort, the Company confirms it will disclose this fact and provide reconciling information that is available without unreasonable effort and that it will identify the information that is unavailable and disclose its probable significance.

*****

December 27, 2013

We also respectfully refer the Staff to the attached executed statement of the Company whereby the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the foregoing may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545 or via email to dkaile@pillsburylaw.com.

Very truly yours,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Bob Marino

Monica Johnson

Kirsten Mellor, Esq.

December 27, 2013

Statement of CafePress Inc.

CafePress Inc. (the “company”) hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CafePress Inc.

By:	/s/ Monica Johnson
Monica Johnson, Chief Financial Officer